February 12, 2007

Mail Stop 4561

Via U.S. Mail and Fax (514) 935-9758
Mr. Louis Greco
President
Global Biotech Corp.
2515 Guenette
Montreal, Quebec H4R 2E9

      RE: **Sword Comp-Soft Corp.**
              Form 10-KSB for the fiscal year ended November 30, 2005
              Filed May 5, 2006
              File No. 0-33271

Dear Mr. Greco:

We issued comments to you on the above captioned filing on November 27, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 26, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 26, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3486 if you have any questions.

              Sincerely,

              Daniel L. Gordon
              Accounting Branch Chief